Exhibit 3.1.3

CERTIFICATE OF AMENDMENT NO. 3

TO THE

THIRD AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

OF

INARI MEDICAL, INC.,

a Delaware corporation

Inari Medical, Inc., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the “Corporation”), does hereby certify:

FIRST: The name of the Corporation is Inari Medical, Inc. The original Certificate of Incorporation of the corporation was filed with the Office of the Secretary of State of the State of Delaware on July 25, 2011.

SECOND: That (a) the board of directors of the Corporation has duly adopted a resolution pursuant to Sections 141 and 242 of the General Corporation Law of the State of Delaware proposing that the Corporation’s Third Amended and Restated Certificate of Incorporation, as amended on June 19, 2019 and March 5, 2020, (as amended and corrected, the “Certificate of Incorporation”) be further amended as set forth below (“Amendment No. 3 to the Third Amended and Restated Certificate of Incorporation”) and (b) the stockholders of the Corporation duly approved and adopted Amendment No. 3 to the Third Amended and Restated Certificate of Incorporation by written consent in accordance with Sections 228 and 242 of the General Corporation Law of the State of Delaware.

THIRD: That Article IV of the Certificate of Incorporation of the Corporation is hereby amended to read in its entirety as follows:

“That, effective on the filing of this Certificate of Amendment No. 3 to the Amended and Restated Certificate of Incorporation of the Corporation with the Office of the Secretary of State of the State of Delaware (the “Effective Time”), each 1.20 shares of Common Stock (as defined below) issued and outstanding immediately prior to the Effective Time, shall, automatically and without any further action on the part of any stockholders of the Corporation, be reclassified as one share of Common Stock and each 1.20 shares of Series A Preferred Stock, Series B Preferred Stock and Series C Preferred Stock (each, as defined below) issued and outstanding immediately prior to the Effective Time shall, automatically and without any further action on the part of any stockholders of the Corporation, be reclassified as one share of Series A Preferred Stock, Series B Preferred Stock and Series C Preferred Stock, respectively (the “Reverse Stock Split”).

Each stock certificate representing shares of any class or series of Common Stock or Preferred Stock immediately prior to the Effective Time shall, from and after the Effective Time, represent that number of shares of the class or series of Common Stock or Preferred Stock into which such shares shall have been reclassified pursuant to the Reverse Stock Split; provided, however, that each holder of any stock certificate(s) that represented shares of Common Stock or Preferred Stock immediately prior to the Effective Time shall be entitled to receive, upon surrender of such certificate(s), one or more certificates (or book entry shares) evidencing and representing the number of shares of Common Stock or Preferred Stock into which the shares represented by such certificate(s) shall have been reclassified pursuant to the Reverse Stock Split.

No fractional shares shall be issued for shares of Preferred Stock or Common Stock pursuant to the Reverse Stock Split. If the Reverse Stock Split would result in the issuance of any fractional share of any class or series of Common Stock or Preferred Stock, the Corporation shall, in lieu of issuing any such fractional share, pay cash in an amount equal to the fair value of such fractional share (as determined in good faith by the Corporation’s Board of Directors). All share, per share and dollar references in this Certificate of Incorporation shall be adjusted for the Reverse Stock Split only as explicitly provided herein.

This Corporation is authorized to issue two classes of stock to be designated, respectively, common stock and preferred stock. The total number of shares that this Corporation is authorized to issue is 81,244,834. The total number of shares of common stock authorized to be issued is 49,019,607, par value $0.001 per share (the “Common Stock”). The total number of shares of preferred stock authorized to be issued is 32,225,227, par value $0.001 per share (the “Preferred Stock”), 6,299,019 of which shares are designated as “Series A Preferred Stock,” 11,270,319 of which are designated as “Series B Preferred Stock” and 14,655,889 of which are designated as “Series C Preferred Stock.”

FOURTH: That Section 4(d)(i)(2) of Article V of the Certificate of Incorporation of the Corporation is hereby amended to read in its entirety as follows:

“(2)    up to 11,021,395 shares (or such higher amount as approved unanimously by the Corporation’s Board of Directors and as adjusted for Recapitalizations) of Common Stock issued to employees, directors, consultants and other service providers pursuant to the Corporation’s 2011 Equity Incentive Plan, or other stock incentive programs or arrangements approved by the Corporation’s Board of Directors, or upon exercise of Options or Convertible Securities granted to such parties pursuant to any such plan or arrangement.”

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment No. 3 to the Amended and Restated Certificate of Incorporation to be executed this 14 day of May, 2020, in its name and on its behalf by its Chief Executive Officer pursuant to Section 103 of the General Corporation Law of the State of Delaware.

INARI MEDICAL, INC.

/s/ William Hoffman
William Hoffman
Chief Executive Officer